13013698

UNITED STATES
.IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale	MN	55128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Dahmen 770-690-3488
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

10 Tenth Street, Suite 1400	Atlanta	GA	30309-3851
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 11 2013
Washington DC
405

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

Woodbury Financial Services, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and Supplementary Information

December 31, 2012

OATH OR AFFIRMATION

I, Craig Dahmen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2014

Signature

CraigDahmen
Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodbury Financial Services, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2012

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
Woodbury Financial Services, Inc.

In our opinion, the accompanying statements of operations, changes in stockholder's equity, and cash flows for the period January 1, 2012 to November 30, 2012 present fairly, in all material respects, the results of operations and cash flows of Woodbury Financial Services, Inc. (Predecessor Company) for the period from January 1, 2012 to November 30, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 8, 2013

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
Woodbury Financial Services, Inc.

We have audited the accompanying financial statements of Woodbury Financial Services, Inc. (Successor Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the period from December 1, 2012 to December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. at December 31, 2012, and the results of its operations and its cash flows for the period from December 1, 2012 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 8, 2013

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2012

(in thousands of dollars, except share amounts)

Assets		
Cash	$	66,255
Cash segregated under federal regulations		250
Receivables from broker-dealers		7,205
Receivables from investment advisors		1,780
Investments, at fair value		14,860
Income tax receivable, from affiliate		227
Notes and accounts receivable from registered representatives, net of allowance of $65		24,263
Intangible assets		7,645
Prepaid expenses and other assets		5,816
Total assets	$	128,301
Liabilities and Stockholder's Equity		
Accrued commissions	$	15,085
Accrued expenses		8,992
Payable to affiliates, net of receivables		7,006
Agent deferred commission		13,005
Other liabilities		2,407
Deferred tax liabilities, net		3,511
Total liabilities		50,006
Stockholder's Equity		
Common stock, par value $1 per share - authorized, 50,000		25
Additional paid-in capital		72,775
Retained earnings		5,495
Total stockholder's equity		78,295
Total liabilities and stockholder's equity	$	128,301

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Statement of Operations

Eleven Month Period Ended November 30, 2012 and One Month Period Ended December 31, 2012

(in thousands of dollars)	**Predecessor January 1, 2012 to November 30, 2012**	**Successor December 1, 2012 to December 31, 2012**
Commissions		
Commissions revenue	$ 176,548	$ 14,194
Commissions expense	(157,492)	(12,556)
Net retained commissions	19,056	1,638
Other revenues		
Investment advisory fee revenues	27,067	2,399
Sponsor revenue	22,100	1,020
Investment income	3,619	289
Bargain purchase gain, net of income taxes	-	5,846
Total other revenue	52,786	9,554
Other expenses		
Investment advisory fee expense	(23,580)	(2,065)
Marketing and meeting expense	(1,869)	-
Clearance and other expense	(2,025)	(144)
General and administrative expense	(44,368)	(3,698)
Total other expenses	(71,842)	(5,907)
Income before taxes	-	5,285
Income tax (expense) benefit	(34)	210
Net (loss) income	$ (34)	$ 5,495

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Eleven Month Period Ended November 30, 2012 and One Month Period Ended December 31, 2012

(in thousands of dollars, except share amounts)	Common Stock	Additional Paid-in Capital	Accumulated (Deficit) Earnings	Total
Balance - December 31, 2011	$ 25	398,737	$ (267,396)	$ 131,366
Paid-in capital	-	241	-	241
Dividend to parent	-	(73,191)	-	(73,191)
Net loss	-		(34)	(34)
Balance - November 30, 2012	25	325,787	(267,430)	58,382
Acquisition pushdown	-	(278,093)	267,430	(10,663)
Capital contributions	-	25,081	-	25,081
Net income	-	-	5,495	5,495
Balance - December 31, 2012	$ 25	$ 72,775	$ 5,495	$ 78,295

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Statement of Cash Flows

Eleven Month Period Ended November 30, 2012 and One Month Period Ended December 31, 2012

(in thousands of dollars)	Predecessor January 1, 2012 to November 30, 2012	Successor December 1, 2012 to December 31, 2012
Cash flows from operations		
Net (loss) income	$ (34)	$ 5,495
Bargain purchase gain	-	(5,846)
Depreciation	-	73
Amortization expense	83	55
Non cash capital contribution from Parent	241	-
Net gain on investments	(3,421)	(264)
Deferred tax benefit	69,196	-
Deferred tax expense	-	17
Changes in operating items		
Decrease (increase) in receivable from broker dealers	662	(713)
(Increase) decrease in receivable from investment advisors	(1,692)	2,010
Increase in income tax receivables	-	(227)
Increase in notes and accounts receivable from registered representatives	(12,150)	(4,395)
(Increase) decrease in other assets	(349)	1,786
(Decrease) increase in accrued commissions	(207)	584
Increase in affiliated company payables	3,472	3,534
(Decrease) increase in accrued expenses	(1,672)	1,129
(Decrease) increase in agent deferred compensation and commissions	3,847	(943)
Decrease in income tax payable to affiliate	(3,303)	-
Increase (decrease) in other liabilities	1,957	(2,740)
Net cash provided by (used in) operating activities	56,630	(445)
Cash flows from investments		
Purchase of equity securities	(18,737)	(1,193)
Sales of equity securities	17,386	2,136
Net cash (used in) provided by investing activities	(1,351)	943
Cash flows from financing		
Paid-in capital	-	25,000
Dividend paid	(73,191)	-
Net cash (used in) provided by financing activities	(73,191)	25,000
Net (decrease) increase in cash	(17,912)	25,498
Cash		
Beginning of period	58,669	40,757
End of period	$ 40,757	$ 66,255

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Organization and Operations

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica, Inc.'s other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

On November 30, 2012, the Company became a direct wholly owned subsidiary of AIG Advisor Group, Inc. ("AIG AG") when AIG AG acquired all of the ownership interest in the Company. AIG AG in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Successor Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG").

Prior to November 30, 2012, WFS was a wholly owned direct subsidiary of Hartford Life and Annuity Insurance Company ("HLAIC" or "Predecessor Parent"). HLAIC is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

The Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Basis of Accounting

The Company's basis of accounting incorporates the business combinations guidance of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification as of the date of the acquisition ("Acquisition Date"), which requires the recognition and measurement of identifiable assets acquired and liabilities assumed at fair value as of the Acquisition Date. WFS's financial statements and accompanying footnotes have been segregated to present pre-Acquisition Date activity as the Predecessor Company ("Predecessor") and post-Acquisition Date activity as the Successor Company ("Successor"). Push down accounting refers to establishing a new basis of accounting for the acquired assets and assumed liabilities. The application of push down accounting represents the termination of the old accounting entity (Predecessor) and the creation of a new one (Successor). Certain accounting and presentation methods were changed to acceptable alternatives to conform to AIG AG accounting policies, which are discussed below, and the cost basis of certain assets and liabilities were changed as of December 1, 2012, as a result of the application of push-down accounting. Consequently, the financial position, results of operations and cash flows for the Predecessor are not comparable to the Successor.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update ("ASU") 2011-11, *Disclosures about Offsetting Assets and Liabilities*. These disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and

(in thousands of dollars)

posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013. On January 31, 2013, the FASB issued ASU. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* which limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply ASU 2013-01 for annual reporting periods beginning on or after January 1, 2013. This date coincides with the effective date of the disclosure requirements in ASU 2011-11. The adoption of this guidance will result in increased disclosures, but will have no effect on the Company's financial condition or results of operations.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,* to converge the fair value measurement guidance in US GAAP with the fair value measurement guidance concurrently issued by the International Accounting Standards Board for International Financial Reporting Standards ("IFRS"). The amended guidance does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under US GAAP. While many of the changes are clarifications of existing guidance or wording changes to align with IFRS, the amended guidance changes some fair value measurement principles and disclosure requirements. For non-public entities, the amendments were effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Commission Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

(in thousands of dollars)

Securities Transactions
Securities transactions and the arising profit and loss are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value. Realized and unrealized gains and losses are reflected in Investment income in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Investments
Investments consist of marketable equity securities, with a cost of $13,271 and relate to the investments in the Company's deferred compensation plan (further discussed in Note 5) and are carried at market value. The market value of investments in equity securities is determined based on the quoted value of these funds in established markets. Changes in the market value of equity securities are reflected in investment income in the Statement of Operations.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Interest earned on the receivable is recorded using accrual based accounting. The receivable value consists of the unpaid principal balance and accrued interest, net of allowance for credit loss. Reserves are established on these receivables if it is determined that it is probable the amount will not be collected.

(in thousands of dollars)

A portion of these loans will be forgiven over a period of time (generally three to seven years) if the representative meets certain operating and gross dealer concession levels. These loans are classified notes receivable from registered representatives on the Statement of Financial Condition.

Financing Receivables

Within notes and accounts receivable from representatives in the Statement of Financial Condition are financing receivables with terms greater than one year generally arise through the execution of an unsecured promissory note ("Loans") between the Company and the independent registered representative(s). The Company intends to hold the Loans through maturity. The Company's outstanding financing receivables are monitored on a monthly basis to identify potential credit loss and impairment. The receivables are considered to be impaired when based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the contractual terms of the Loans.

Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan and of the Company's loan portfolio, event of default of the Loans, status of the representative's selling contract with the Company, any regulatory or legal action related to the representative and compensating balances with the Company. These criteria are also used in determining the reserve for loan loss methodology. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For specific Loans that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount, less any compensating balances, and the expected cash flow. An additional loan loss reserve is established for estimated probable credit losses on certain homogenous groups of Loans. Changes in the loan loss reserve are recorded in allowance for doubtful accounts. The unpaid principal balance and accrued interest are recorded net of allowance for doubtful accounts in other assets (Note 10).

Interest income on impaired loans is accrued to the extent it is deemed collectable and the loans continue to perform under the original or restructured terms. Receipts on impaired loans are applied towards accrued interest, unpaid principal balance and collection costs, if applicable, before applying to nonaccrued interest. Interest income ceases to accrue for loans when the receipt of cash flows is not considered probable or if a Loan is more than ninety days past due. Loans may resume accrual of interest status when it is probable cash will be received in the foreseeable future. Nonaccrued interest income on defaulted loans is recognized when received.

The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

Troubled-Debt Restructuring

The Company monitors troubled debt restructurings, which originate primarily in financing receivables. The Company has analyzed the Financing Receivables that may be considered troubled debt restructurings and has determined the value is not material to the financial statements.

(in thousands of dollars)

Intangible Assets
Intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from one to twenty years. The gross carrying amount represents the fair value of the asset. Amortization expense recognized in 2012 was primarily recognized using the straight-line approach.

Customer Accounts Receivable
Unsecured customer accounts receivable were $15 and $134 at November 30, 2012 and December 31, 2012, respectively, and are included in other assets on the Statement of Financial Condition.

Agent Deferred Compensation
The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation plan when the related service has been provided by the independent representative. Eligible registered representatives of the Company are able to participate in the WFS General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of equity security investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the Plan participants and are recognized by the Company in the year that the market value change occurs.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at acquisition cost less accumulated depreciation and amortization. Historical costs were adjusted to their Acquisition Date fair value. Depreciation and amortization is provided on a straight-line basis over the useful lives.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Predecessor Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Successor Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Successor Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Successor Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP

(in thousands of dollars)

on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes allocated to the Company by the Successor Parent are estimated using apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

3. Acquisition

On November 30, 2012, all of the Company's equity shares were acquired by AIG AG, a wholly owned indirect subsidiary of AIG, pursuant to the terms of a Purchase Agreement dated as of July 31, 2012, among the Company and the Hartford. The acquisition was conducted in an arm's length transaction to expand the AIG AG's distribution network. The Company applied push down accounting and reflected the acquisition in its stand-alone financial statements.

The purchase price was based, in part, on representative retention through the date of acquisition. The purchase agreement provides for purchase price concessions at an accelerated rate if representative attrition increased prior to the date of acquisition. Attrition through the date of acquisition was higher than initially anticipated during negotiations, resulting in a bargain purchase gain.

The initial consideration for the purchase was approximately $47,719. There are two contingent payments that are based on gross dealer concession targeted levels for 2013 and 2014, the fair value of which are $0 at the transaction date. The fair value of the assets acquired and liabilities assumed exceeded the purchase price by approximately $5,846, net of income taxes, which is recorded as a bargain purchase gain in the Statement of Operations.

Consideration paid	$ (47,719)
Recognized assets and liabilities	
Cash	$ 41,007
Accounts receivable	10,283
Investments	31,536
Advisor relationships	5,300
Trade name	2,300
Non-solicitation for regional vice presidents	100
Fixed assets	837
Retention balances	14,367
Other assets	12,481
Accrued expenses	(7,863)
Accrued commissions	(14,501)
Non qualified deferred plan liability	(30,027)
Deferred tax liability	(3,494)
Other liabilities	(8,761)
Gain on bargain purchase	$ 5,846

(in thousands of dollars)

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

4. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2012 consist of the following:

	Receivable
Receivables from clearing brokers	$ 926
Fees and commissions receivable	6,279
	$ 7,205

5. Securities at Fair Value

Securities at fair value at December 31, 2012 are summarized as follows:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Trading equity securities	$ 14,860	$ -	$ -	$ 14,860
	$ 14,860	$ -	$ -	$ 14,860

During 2012, there were no transfers of securities between levels.

6. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

	Predecessor As of November 30, 2012		
	Gross Carrying Amount	Accumulated Amortization	Remaining Weighted Average Amortization Period in Years
Other intangibles	$ 859	$ 698	3.0

(in thousands of dollars)

	Successor As of November 30, 2012		
	Gross Carrying Amount	**Accumulated Amortization**	**Remaining Weighted Average Amortization Period in Years**
Advisor relationship	$ 5,300	$ -	21.0
Trade name	2,300	47	3.9
Non compete agreements	100	8	0.9
Total intangible assets	$ 7,700	$ 55	15.8

The Company recorded approximately $7,700 of intangibles in connection with the November 30, 2012 acquisition. The Company estimated the fair value of the Advisor relationships using an excess earnings model. Amortization is recognized in a period consistent with the Company's expectation that revenue will be earned. This is expected to be over 21 years. The Company estimated the fair value of the trade name using a relief from royalty method. Amortization will be recognized straight line over a four year period. The Company estimated the non compete agreements using the with and without method. Amortization will be recognized straight line over the twelve month period ending November 30, 2013.

Amortization expense for the period ended November 30, 2012 and December 31, 2012 was approximately $82 and $55, respectively.

Estimated future amortization expense for the succeeding five years is as follows:

Year Ending December 31	**Advisor Relationship**	**Trade Name**	**Non Compete Agreements**	**Total**
2013	$ -	$ 563	$ 92	$ 655
2014	-	563	-	563
2015	363	563	-	926
2016	581	563	-	1,144
2017	653	-	-	653

7. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies under the Predecessor Parent as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, HLAIC provided to the Company additional revenues to achieve break-even results on a pretax basis for the period ended November 30, 2012. Such

(in thousands of dollars)

additional revenues were approximately $13,987 in the period ended November 30, 2012 and are included in sponsor revenue in the Statement of Operations. Revenues from the sales of all Predecessor Parent affiliated products totaled approximately $52,407 in the period ended November 30, 2012 and are included in commissions revenue and sponsor revenue in the Statement of Operations. Commissions revenue for the period ended December 31, 2012 includes approximately $677 in earned commissions from affiliates under the Successor Parent.

The Company had an expense and cost allocation agreement with its Predecessor Parent. The Company reimbursed HLAIC for operating expenses incurred by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. For the period ended November 30, 2012, the Company recorded approximately $43,636 for costs incurred from HLAIC which are reported in marketing and meeting expense and general and administrative expense in the Statement of Operations.

At December 31, 2012 the Company had the following intercompany receivables and payables due to and from affiliates:

	Due (To) From
SunAmerica Capital Services, Inc.	$ (3)
Advisor Group, Inc.	7,009
	$ 7,006

8. Income Taxes

The components of the provision for income taxes for the periods ended November 30, 2012 and December 31, 2012 are as follows:

	Predecessor November 30, 2012	Successor December 31, 2012
Current		
Federal benefit	$ 7,557	$ 205
State benefit	-	22
Current benefit	7,557	227
Deferred		
Federal expense	(7,591)	(15)
State expense	-	(2)
Deferred expense	(7,591)	(17)
Total (expense) benefit	$ (34)	$ 210

(in thousands of dollars)

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 4.0 percent for the period ended December 31, 2012, is primarily due to the Company reflecting the tax effect of the bargain purchase gain in pre-tax income on the same line as the bargain purchase gain itself, which reduced the taxable basis in certain of the assets acquired establishing a deferred tax liability. Had these deferred taxes not been reflected against the bargain purchase gain, the effective tax rate would be 37.4 percent.

Prior to December 1, 2012, state income tax allocations from the Predecessor Parent are included in general and administrative expenses in the Statement of Operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Income taxes receivable from the Successor Parent are comprised of the following at December 31, 2012:

Receivable for federal taxes	$	205
Receivable for state taxes		22
	$	227

The Company had deferred tax liabilities of approximately $3,511 comprised primarily of intangible assets at December 31, 2012.

9. Benefit Plans

At December 31, 2012, the Company had approximately $13,005, recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2012 was approximately $14,860 and is recorded within investment in equity securities on the Statement of Financial Condition.

(in thousands of dollars)

10. Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company's outstanding financing receivables to independent registered representatives as of December 31, 2012, were as follows:

	Outstanding Balance (1)	Loan Loss Reserve	Carrying Value
Loans to representatives	$ 23,796	$ 38	$ 23,758
Total financing receivables	$ 23,796	$ 38	$ 23,758

(1) Outstanding loan balance includes principal and interest accrued.

Financing receivables impaired as of December 31, 2012, were as follows:

	Outstanding Balance (1)	Loan Loss Reserve	Carrying Value
Impaired loans in nonaccrual status	$ 31	$ 22	$ 9
Impaired loans accruing interest	468	16	452
Total financing receivables	$ 499	$ 38	$ 461

(1) Outstanding loan balance includes principal and interest accrued.

The unpaid principal balance on the impaired loans was approximately $419 at December 31, 2012. The average carrying value of the investment in impaired loans during the year ended December 31, 2012, was approximately $650. Interest income recognized during the eleven month period ended November 30, 2012 and one month period ended December 31, 2012 on loans that were deemed impaired was approximately $18 and $1, respectively. The amount of interest income recognized using the cash basis method of accounting during the time the loans were impaired is $0 for the eleven month period ended November 30, 2012 and the one month period ended December 31, 2012.

Changes in the allowance for loan losses for eleven month period ended November 30, 2012 and one month period ended December 31, 2012, were as follows:

Balance as of January 1	$ 186
Additions	147
Deductions	(333)
Total reserve at November 30, 2012	$ -
Additions	$ 38
Deductions	-
Total reserve at December 31, 2012	$ 38

(in thousands of dollars)

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2012.

11. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or two percent of aggregate debit balances. At December 31, 2012, the Company had net capital of approximately $30,374 which was approximately $30,124 in excess of the amount required. The Company had no debit items at December 31, 2012.

12. Reserve Requirements

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2012, the Company had a balance of $250 in the special reserve account, which is cash on deposit at a commercial bank, for the exclusive benefit of customers and had a balance requirement of $79.

13. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by its parent. Amounts not covered by such insurance will be paid directly by the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including custodians and third-party clearing brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(in thousands of dollars)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

14. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 8, 2013, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2012

Schedule I

(in thousands of dollars)

Total stockholder's equity	$ 78,295
Excess Fidelity bond deductible	(50)
Less: Nonallowable assets	
Receivable from affiliates	(3)
Income tax receivable	(227)
Receivables from broker dealers	(6,279)
Receivables from investment advisors	(1,780)
Intangible assets	(7,645)
Notes and accounts receivable from registered representatives	(24,263)
Other assets	(7,670)
Net capital before haircuts on securities positions	30,378
Less: Haircuts on securities	(4)
Net capital	30,374
Alternative minimum net capital requirement	(250)
Excess net capital	$ 30,124

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X17A-5 as of December 31, 2012, as filed on February 8, 2013.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2012 **Schedule II**

(in thousands of dollars)

Credits		
Free credit balances and other credit balances in customers' security accounts	$	79
Debits		-
Excess of total credits over total debits	$	79
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers	$	250

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X17A-5 as of December 31, 2012, as filed on February 8, 2013.

Woodbury Financial Services, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Information Relating to the Possession or Control Requirement for Broker and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2012

Schedule III

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).

A. Market value	$ -
B. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Market value	$ -
B. Number of items	-

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X17A-5 as of December 31, 2012, as filed on February 8, 2013.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of Woodbury Financial, Inc.:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (Predecessor Company), for the period January 1, 2012 to November 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g),) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 8, 2013

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of Woodbury Financial, Inc.:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (Successor Company), as December 31, 2012 and for the period December 1, 2012 to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g),) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 8, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013846 FINRA DEC
WOODBURY FINANCIAL SERVICES INC 16*16
ATTN: FINANCE DEPT
7755 3RD ST N
OAKDALE MN 55128-5442

SEC Mail Processing Section
MAR 11 2013
Washington DC
405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 103,449

B. Less payment made with SIPC-6 filed (exclude interest) (52,365)

July 23, 2012
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 51,084

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 51,084

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 51,084

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shari Clifford
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 1 day of Feb, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 247,235,694
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	N/A
(2) Net loss from principal transactions in securities in trading accounts.	29,726
(3) Net loss from principal transactions in commodities in trading accounts.	N/A
(4) Interest and dividend expense deducted in determining item 2a.	N/A
(5) Net loss from management of or participation in the underwriting or distribution of securities.	N/A
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	N/A
(7) Net loss from securities in investment accounts.	N/A
Total additions	29,726
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	200,692,719
(2) Revenues from commodity transactions.	N/A
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,872,719
(4) Reimbursements for postage in connection with proxy solicitation.	N/A
(5) Net gain from securities in investment accounts.	3,320,448
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	N/A
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	N/A

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ N/A	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ N/A	
Enter the greater of line (i) or (ii)		–
Total deductions		205,885,974
2d. SIPC Net Operating Revenues		$ 41,379,446
2e. General Assessment @ .0025		$ 103,449 (to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Stockholder and Board of Directors of Woodbury Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Woodbury Financial Services, Inc. (the Company) for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. July payment of $52,365 agreed to check #0910120780 from JPMorgan Chase Bank provided by the Finance Department Senior Accountant. Payment made with Form SIPC-7 in the amount of $51,084 was agreed to wire payment #STE137XX detail provided by the Finance Department Senior Accountant. No differences were noted.

2. Compared the total revenue amount reported on page 7 line 12 of the audited Form X-17A-5 for the year ended December 31, 2012 to the total revenue amount of $247,235,694 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012 noting a difference of $5,846,488. A difference of $5,846,488 relates to the recording of a bargain purchase gain associated with the purchase of Woodbury Financial Services, Inc. and was agreed to working papers provided by the Finance Department Senior Accountant.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

security futures products, of $200,692,719 to a supporting schedule provided by the Finance Department Senior Accountant. A difference of $88 dollars was noted.

b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $1,872,719 to supporting schedule provided by the Finance Department Senior Accountant. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $41,379,446 and $103,449, respectively of the Form SIPC-7.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2 on Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by the Finance Department Senior Accountant for procedure 3 above and agreed the individual amounts listed on each schedule to the trial balance for the period January 1, 2012 to December 31, 2012. No differences were noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7 with page 1, item 2h of the Form SIPC-7 filed for the prior period ended December 31, 2011 which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 8, 2013